UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40375

E-Home Household Service Holdings Limited

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Notification from Nasdaq of Second 180 Days Compliance Period

On December 20, 2022, E-Home Household Service Holdings Limited (the “Company”) received notification from Nasdaq that, based on the previous 30 consecutive business days, the Company’s listed security no longer met the minimum $1 bid price per share requirement. Therefore, in accordance with Nasdaq Listing Rules (the “Rules”), the Company was provided 180 calendar days, or until June 19, 2023, to regain compliance. The listed security of the Company did not regain compliance with the minimum $1 bid price per share requirement by June 19, 2023. However, Nasdaq Staff has on June 21, 2023 determined that the Company is eligible for an additional 180 calendar day period, or until December 18, 2023, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance. The Company is currently reviewing its options with regards to regaining compliance with the Rules and the minimum $1 bid price per share requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2023	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
	Name:	Wenshan Xie
	Title:	Chief Executive Officer

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